UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya,

14000 Bukit Mertajam, Pulau Pinang, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

CONTENTS

On July 31, 2026, CCH Holdings Ltd (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell and issue (i) an 8% original issue discount convertible promissory note in the principal amount of up to $2,500,000 (the “Note”) convertible into Class A ordinary shares of the Company, par value $0.00001 per share (“Shares”), and (ii) warrants (“Warrants”) to purchase up to a certain number of Class A ordinary shares that equals $500,000 divided by the daily VWAP of the Shares on the date prior to the initial closing date. The initial closing for aggregate gross proceeds of $1,150,000 and a principal amount of $1,250,000 of Note, together with the related Warrant to purchase up to 374,112 Class A ordinary shares, occurred on the same date (the “Closing”). The Purchase Agreement provides for a second closing of $1,250,000 in principal of Note for $1,150,000 in gross proceeds, subject to an additional discount equal to $115,000 in reduction of gross proceeds or in Class A ordinary shares as the Company may elect, to occur upon effectiveness of the resale registration statement for the Shares underlying the Note, subject to certain additional terms and conditions.

Concurrently, the Company and the Investor also entered into a Registration Rights Agreement, which stipulates that the Company will file a registration statement on Form F-1 or F-3, or any successor form with the U.S. Securities and Exchange Commission (SEC) within 15 business days upon the Closing, which will cover the resale of Shares issuable upon conversion of the Note and the exercise of the Warrants.

The Company also issued 700,000 Shares (“Pre-Delivery Shares”), providing the Investor with a conditional right to use such Pre-Delivery Shares to timely effect conversions under the Notes and exercises of the Warrant. The number of Pre-Delivery Shares are subject to adjustment as set forth in the Notes. In addition, the Company granted the Investor the right, beginning on the date on which no Notes are outstanding following the final closing under the Purchase Agreement, and for a period of six months thereafter, to purchase all or any portion or portions of the Pre-Delivery Shares at a price per share equal to 93% of the average of the daily VWAPs for the 10 trading days immediately preceding such purchase, subject in all cases to the Beneficial Ownership Limitation, as defined in the Purchase Agreement.

The foregoing description of the Purchase Agreement, the Note, the Warrants, the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, forms of which are filed as Exhibits to this Current Report on Form 6-K as Exhibits 10.1, 4.1, 4.2 and 10.2 hereto, respectively, and incorporated by reference.

The Company also issued a press release announcing the transaction, a copy of which is furnished herewith as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statements

This report contains statements that may constitute “forward-looking” statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected use of proceeds, the Company’s ability to satisfy conditions to future closings, and the Company’s future plans and strategies. Words such as “may,” “will,” “expects,” “plans,” “intends,” “believes,” “estimates,” “anticipates,” “targets,” and similar expressions are intended to identify such forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements. Additional information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

EXHIBITS

Exhibit No.	Description
4.1	Form of Note
4.2	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH HOLDINGS LTD

By:	/s/ Goh Kok E
Name:	Goh Kok E
Title:	Chairman and Chief Executive Officer and Chief Operating Officer

Date: July 31, 2026

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